Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:



PIMCO New York Municipal Income Fund                               Withheld
                                                     Affirmative  Authority

Re-election of Deborah A. DeCotis-Class II to serve until
the annual meeting for held during the 2019 fiscal year 6,755,460 657,837 Re-election of James A. Jacobson*-Class II to serve until
the annual Meeting held during the 2019 fiscal year     1,497        73

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, William B. Ogden, IV,Alan Rappaport, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.

*Preferred Share Trustee